August 23, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attention:  Jim O’Connor

Re:

Preliminary Proxy Statement of HighMark Funds (the “Trust”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2010 (File Nos. 033-12608 and 811-5059) (the “Proxy Statement”)

Dear Mr. O’Connor:

This letter responds to comments of the staff of the SEC provided orally by you on August 5, 2010, regarding the Proxy Statement.  For convenience of reference, the comments have been summarized before the relevant response.

1.

Comment:  Please explain supplementally why the proposal with respect to the applicability of an existing amendment to the Investment Advisory Agreement with HighMark Capital Management, Inc. (“HCM”), giving specific authorization to HCM, with the approval of the Board of Trustees of the Trust (the “Board”), to delegate any or all of its responsibilities under the Investment Advisory Agreement to one or more sub-advisers, is limited to series of the Trust (the “Funds”) organized prior to March 19, 2009.

Response:  The initial shareholder of each Fund organized on or after March 19, 2009 has already approved such amendment.

2.

Comment:  Please confirm supplementally that the Funds intend to comply with all of the conditions of the exemptive order that the Funds and HCM have applied for with the SEC that would permit HCM, with the approval of the Board, including a majority of the trustees (the “Trustees”) who are not “interested persons” of the Funds or HCM (the “Independent Trustees”), to enter into and materially amend sub-advisory agreements with sub-advisers that are not affiliated with HCM or the Funds (other than by reason of serving as sub-advisers to one or more Funds), without obtaining shareholder approval (the “Manager of Managers Order”), provided the Manager of Managers Order is granted by the SEC.

Response:  The Trust has represented to us that the Funds intend to comply with all of the conditions of the Manager of Managers Order, provided the Manager of Managers Order is granted by the SEC.

3.

Comment:  Please consider removing the word “100%” from the name of HighMark 100% U.S. Treasury Money Market Fund, in light of the proposal to permit the Fund, for temporary purposes either under volatile market conditions or in extremely low interest rate environments, to invest up to 20% of the Fund’s assets in (1) securities issued or guaranteed by the U.S. Government or its agencies, authorities, enterprises or instrumentalities that are not U.S. Treasury securities, and/or (2) repurchase agreements collateralized by any of the same or by U.S. Treasury securities.

Response:  We have removed this proposal from the Proxy Statement.

4.

Comment:  Please confirm supplementally that the interim sub-advisory agreements between HCM and Ziegler Capital Management, LLC (“Ziegler”) with respect to each of HighMark Equity Income Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund (the “Ziegler Sub-Advised Funds”) (the “Ziegler Interim Sub-Advisory Agreements”) satisfy the conditions of Rule 15a-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), and that all of the other conditions of Rule 15a-4 have been, and will continue to be, satisfied with respect to the Ziegler Interim Sub-Advisory Agreements.

Response:  Ziegler has represented to us that the Ziegler Interim Sub-Advisory Agreements satisfy the conditions of Rule 15a-4 under the 1940 Act and that all other conditions of Rule 15a-4 have been, and will continue to be, satisfied with respect to the Ziegler Interim Sub-Advisory Agreements.

5.

Comment:  Please confirm supplementally that the passage of each proposal with respect to each relevant Fund requires the vote of a majority of the outstanding voting securities, as such term is defined in the 1940 Act, of such Fund, except for the proposal to elect eight Trustees to the Board, which requires a plurality of the votes cast in person or by proxy.

Response:  We confirm that the passage of each proposal with respect to each relevant Fund requires the vote of a majority of the outstanding voting securities, as such term is defined in the 1940 Act, of such Fund, except for the proposal to elect eight Trustees to the Board, which requires a plurality of the votes cast in person or by proxy.  This information is included, with respect to each proposal, in the sections of the Proxy Statement entitled “Required Vote.”

6.

Comment:  Please explain supplementally why the shareholders of the Ziegler Sub-Advised Funds are being asked to approve new sub-advisory agreements for the Ziegler Sub-Advised Funds between HCM and Ziegler but are not also being asked to approve a proposal which would authorize HCM, with the approval of the Board, including a majority of the Independent Trustees, to enter into and materially amend sub-advisory agreements with sub-advisers, without obtaining shareholder approval.

Response:  The sole initial shareholder of the Ziegler Sub-Advised Funds voted at the time that such Funds were initially formed to authorize HCM, with the approval of the Board, including a majority of the Independent Trustees, to enter into and materially amend sub-advisory agreements with sub-advisers, without obtaining shareholder approval with respect to those Funds.  In addition, the prospectus/proxy statement relating to the merger of the predecessor funds of the Ziegler Sub-Advised Funds into the Ziegler Sub-Advised Funds and the initial prospectus of the Ziegler Sub-Advised Funds also disclosed that HCM, with the approval of the Board, including a majority of the Independent Trustees, may enter into and materially amend sub-advisory agreements with sub-advisers, without obtaining shareholder approval with respect to the Ziegler Sub-Advised Funds.  As such, it is not necessary for the Ziegler Sub-Advised Funds to approve this proposal.

Should you have any questions, please do not hesitate to call me at (415) 315-6302.  Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:

Pamela O’Donnell, HighMark Capital Management, Inc.

Ann Lau, HighMark Capital Management, Inc.

Karen Seaman, Union Bank, N.A.

John M. Loder, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP